Mail Stop 3561

January 29, 2009

Sau Shan Ku
Oakridge International Corporation
Suite 1609 Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

> **Re:** **Oakridge International Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 15, 2009**
> **File No. 333-152312**

Dear Mr. Ku:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

1. We note your response to comment two from our letter dated January 7, 2009 and the revisions made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement. However, we note that on page 36 of the registration statement, the disclosure refers to the quarterly report on Form 10-Q under the sub-headings "Forward-Looking Statements" and "Critical Accounting Policy and Estimates." Please revise to remove these and any other references to the Form 10-Q and refer to the registration statement, as appropriate.

2. We note the disclosure in the last paragraph on page 37 that refers to a purchase of scrap PCBs that was expected to be completed in November 2008. Please disclose whether the sale was completed.

Exhibits

3. Please provide an updated consent from your auditor.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director